Mail Stop 7010

      August 9, 2005

Mr. Charles A. Banks
Wolseley plc
Parkview 1220
Arlington Business Park, Theale
Reading, Berkshire, RG7 4GA United Kingdom

      Re:	Wolseley plc
		Form 20-F for the fiscal year ended July 31, 2004
      Filed November 18, 2004
      File No. 1-15186

Dear Mr. Banks:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED JULY 31, 2004

Item 5-Operating and Financial Review and Prospects, page 23

Critical Accounting Estimates, page 35

1. We note your discussion of defined benefit pension plans in footnotes 34 and 41. In future filings please provide a critical accounting estimate that discusses the impact a change in each of the assumptions you used to account for these pensions, if such a change could be material. For example, a change in the expected long-term rate of return on pension assets often results in a significant difference to pension liabilities. Please refer to section five, Critical Accounting Estimates, of our Release 33-8350, available on our website at www.sec.gov.

Item 15-Controls and Procedures, page 70

2. We note your statement on pages 59 and 60 that your disclosure controls and procedures "were effective in ensuring that material information relating to the Group was made known to [your chief financial officer and chief executive officer] during the period in which this report was being prepared and alerting them on a timely basis to material information relating to Wolseley (including its consolidated subsidiaries) required to be included in Wolseley`s reports filed or submitted under the Exchange Act." Please revise future filings to either provide the entire definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) or alternatively state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition.

Item 18-Financial Statements for the Fiscal Year Ended July 31,
2004

Note 20-Provisions for Liabilities and Charges, page F-23

3. We note your statement that the environmental and legal liabilities provision includes known legal claims and environmental liabilities where the costs and timing of any payment is inherently uncertain. Please confirm to us and revise future filings to clarify, if true, that your provision also includes liabilities for which a legal claim has not yet been made if it is probable that you have incurred the liability and the amount of the liability can be reasonably estimated. Refer to paragraph 8 of SFAS 5.

4. We note your assertion that current insurance coverage significantly exceeds the expected level of current and future claims related to your asbestos litigation and that you do not expect any impact from this litigation to your future profits or cash flows. We also note your statement in Note 37 on page F-40 that management does not expect your liability under pending litigation and claims to materially affect your financial statements. We caution you that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding the amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. In addition, if such a reasonable possibility exists, you must expand your disclosures to provide the specific disclosures typically relevant to an understanding of historical and anticipated product liability costs as set forth in Question 3 to SAB Topic 5Y. Please confirm that you will provide these additional disclosures, if applicable, in future filings.

Note 41-Summary of Significant Differences between Accounting
Principles Generally Accepted in the United Kingdom and the United States, page F-44

Reconciliation of Net Income, page F-45

5. We note your disclosures concerning real property awaiting disposal in footnotes 1 and 14. Please tell us if these assets include depreciable assets. If so, please tell us if these assets qualify as assets held for sale under US GAAP in accordance with paragraphs 30-33 of SFAS 144. We particularly call your attention to the requirements of paragraph 30(d) of SFAS 144. If any of these assets are depreciable assets that do not qualify as assets held for sale under SFAS 144, please tell us where you have included the depreciation expense required for these items under US GAAP in your reconciliation to US GAAP net income.

Reconciliation of Shareholders` Funds, page F-46

6. Please tell us if your balance of shareholders` funds under UK GAAP includes amounts for the revaluation of your fixed assets prior to your adoption of FRS 15. If so, please tell us where you have included the reconciling item for that difference between UK GAAP and
US GAAP in your reconciliation. If applicable and material, please revise future filings to clarify the impact of this difference in GAAP.

7. Please provide us with a reconciliation of movements in equity shareholders` funds under US GAAP.

Note 41(i)-Purchase Accounting Adjustments-Goodwill, page F-46

8. We note your roll forward of consolidated goodwill under US GAAP on page F-47 and your allocation of acquired goodwill under US GAAP to your reportable segments on page F-63. Please revise future filings to provide a roll forward of goodwill both in total and by reportable segment in accordance with paragraph 45 of SFAS 142.

Note 41(x)-Other Disclosures Required by US GAAP, page F-60

9. Please tell us, and revise future filings to disclose, your revenue recognition policy under US GAAP. You should specifically address each of the four criteria specified by SAB Topic 13:A.


Exhibits

Exhibits 12.1 and 12.2

10. Please amend your Form 20-F, and revise future filings, to provide signed certifications that use the exact wording indicated by
Instruction 12 as to exhibits of Form 20-F.

*	*	*

		Please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to the undersigned at (202) 551-3768.

      Sincerely,



      John Cash
      Accounting Branch Chief
Mr. Charles Banks
Wolseley plc
August 9, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE